MEMORIAL PRODUCTION PARTNERS LP
1401 MCKINNEY, SUITE 1025
HOUSTON, TEXAS 77010
November 9, 2011
H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549-3561

Re:	Memorial Production Partners LP Registration Statement on Form S-1 File No. 333-175090 Filed June 23, 2011
Dear Mr. Schwall:
     Concurrently with the submission of this letter, Memorial Production Partners LP, a Delaware limited partnership (“we” or the “Partnership”), is filing through EDGAR Amendment No. 4 to the Partnership’s Form S-1 initially filed with the Commission on June 23, 2011, File No. 333-175090 (the “Registration Statement”). We have updated the Registration Statement to provide all previously omitted information, other than information we are permitted to omit under Rule 430A, as well as to add third quarter financial information.
     In addition, we are providing supplementally to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission copies of all road show slides that are expected to be used in connection with our offering.
     For your convenience, we are also hand delivering three copies of this letter, Amendment No. 4, and Amendment No. 4 marked to show all changes made since the filing of Amendment No. 3.

H. Roger Schwall
November 9, 2011
Signature Page
     If you have any questions or comments concerning the foregoing, please call John A. Weinzierl, our President and Chief Executive Officer, at (713) 579-5710 or John Goodgame at Akin Gump Strauss Hauer & Feld LLP at (713) 220-8144.

Sincerely,

Memorial Production Partners LP

By:	Memorial Production Partners GP LLC,
its general partner

By:	/s/ John A. Weinzierl
John A. Weinzierl
President and Chief Executive Officer

cc:	John Goodgame, Akin Gump Strauss Hauer & Feld LLP Douglas E. McWilliams, Vinson & Elkins L.L.P. Christopher Ray, Natural Gas Partners